UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [ X ]   Form 10-K   [   ] Form 20-F  [  ] Form 11-K  [  ]  Form 10-Q [  ]  Form 10-D  [  ]  Form N-SAR   [  ] Form N-CSR

For the Period Ended:  December 31, 2009

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

RCLC, Inc.

 Full Name of Registrant

Ronson Corporation

Former Name if Applicable

3 Ronson Rd., PO Box 3000

Address of Principal Executive Office (Street and Number)

Woodbridge, NJ 07095

 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report  or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RCLC, Inc. (the “Company”) has determined that additional time is required to finalize its Annual Report on Form 10-K for its fiscal year ended December 31, 2009, and the financial statements included therein (the “Form 10-K”).  Despite diligent efforts, the work necessary to complete the Form 10-K could not be accomplished in sufficient time to permit the filing  on the due date of March 31, 2010, without unreasonable effort and expense.  As previously reported on February 1, 2010, the Company held a Special Meeting of Shareholders for, among other things, the approval of two asset sale transactions and, at the meeting, received shareholder approval for the two transactions.  Subsequently, one transaction, the Company’s sale of its consumer products business, closed on February 2, 2010, and the second transaction, the Company’s sale of its aviation services business, is expected to close shortly.  These events, the Special Meeting of Shareholders and the two sale transactions, have required the expenditure of significant time and effort by management and have diverted management’s attention from the general operations of the Company.  Additionally, in recent months the Company has reduced personnel, further impacting our ability to address routine matters such as periodic filing obligations, in addition to the extraordinary sale transactions being effected.  For these reasons, as previously indicated, despite diligent efforts the Form 10-K could not be completed for the March 31, 2010 filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daryl K. Holcomb	732	636-2430
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)
Yes [ X  ]        No [     ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [ X  ]        No [     ]

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RCLC, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2010	By:	/s/ Daryl K Holcomb
Daryl K. Holcomb
Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12B-25
RONSON CORPORATION
PART IV, ITEM 3

As the Company has disclosed to date in its reports pursuant to the Securities Exchange Act of 1934, net losses in the most recently completed fiscal year ended December 31, 2009, have been significantly greater than the losses reported in the prior fiscal year ended December 31, 2008.  The Company is not yet in a position to estimate the results for the most recently completed full fiscal year ended December 31, 2009, as a consequence of the matters set forth in Part III of this Form 12b-25.